
Mailstop 3233

November 22, 2016

Via E-Mail
Michael E. Podboy
Executive Vice President, Chief Financial Officer, Chief Investment Officer and Treasurer
InvenTrust Properties Corp.
2809 Butterfield Road, Suite 360
Oak Brook, IL 60523

> **Re:** **InvenTrust Properties Corp.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 18, 2016**
> **File No. 0-51609**

Dear Mr. Podboy:

We have reviewed your October 14, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 19, 2016 letter.

Form 10-K for fiscal year ended December 31, 2015

Item 8. Consolidated Financial Statements and Supplementary Data

5. Investments in Partially Owned Entities, page 95

1. We note your response to prior comment 3. Please address the following regarding the $17.4 million, recorded as the Company's share of net income net of excess basis depreciation within note 5, of the $35.2 million Equity in earnings of unconsolidated entities for fiscal year ended December 31, 2015:

   a. Reconcile for us the $4,959 Equity in income of joint venture provided in your response to the $7,406 Net income before gain on sale of real estate as disclosed within the combined financial information aggregating the operating results of your investments in unconsolidated entities; and

b.   Tell us the amount of the aggregate $35,462 Gain on sale of real estate from investments in unconsolidated entities attributable to you, and how you considered such amount within your significance tests. In your response, address whether/ how such sales potentially qualified for discontinued operations in accordance with ASU 2014-08.

2.   Regarding prior comment 3 and the $17.8 million generated by non-recurring distributions from the sale of assets within two joint ventures, which comprised the remainder of your Equity in earnings of unconsolidated entities, please address the following:

a.   Provide to us the carrying amounts and ownership percentages in both Concord and CDH CDO prior and subsequent to your receipt of non-recurring distributions from the sale of assets within these joint ventures. In your response, discuss how you calculated the non-recurring distributions received from the sale of investments within the Concord and CDH CDO investments, and compare such non-recurring distribution to the portion attributable to you for the $35,462 Gain on sale of real estate recorded as a component of the Company's share of net income, net of excess basis depreciation within note 5; and

b.   Tell us how you determined that the sale of investments within these joint venture entities qualified for discontinued operations in accordance with ASU 2014-08 as noted in endnote (b) within your response, including whether Concord and CDH CDO were dissolved based on the sale of assets from each joint venture.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or me at 202.551.3693 with any questions.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate and
   Commodities